Unit 2, 2nd Floor, Bupa Center, 141 Connaught Road West, Hong Kong China

May 3, 2018

VIA EDGAR

Ms. Sonia Bednarowski

Division of Corporate Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

RE:	Seaspan Corporation
Registration Statement on Form F-3
Filed April 13, 2018
File No. 333-224288

Dear Ms. Bednarowski:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in a letter dated May 2, 2018 addressed to David Spivak, Chief Financial Officer of Seaspan Corporation (the “Comment Letter”), with respect to the above referenced filing. As used in this letter, “we,” “us,” “our,” the “Company” and “Seaspan” refer to Seaspan Corporation and its subsidiaries unless the context requires otherwise. Capitalized terms used, but not defined in this letter, have the meanings ascribed to them in the Registration Statement on Form F-3.

For ease of reference, the comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Registration Statement on Form F-3

General

We note that you are registering the offering of guarantees on this registration statement. Please include the guarantors as co-registrants and their respective signatures and describe the terms of the guarantees. Please also tell us how you intend to comply with the financial statement requirements for subsidiary guarantors set forth in article 3-10 of Regulation S-X. Refer to Example No. 2 in Appendix B of Securities Act Release No. 33-7649 (Feb. 26, 1999) for guidance.

Response:

The Company respectfully advises the Staff that it will not offer guarantees of the debt securities under the Registration Statement and has updated the Registration Statement accordingly to remove references to guarantees of the debt securities.

****

Please do not hesitate to contact me at (604) 638-2580 if you would like to discuss any matter contained in this letter.

Sincerely:

/s/ DAVID SPIVAK
David Spivak Chief Financial Officer

cc:	Mark Chu, General Counsel and Chief Operating Officer
Colin Diamond, White & Case LLP